Filed Pursuant to Rule 433
dated September 14, 2011
Relating to
Preliminary Prospectus Supplement
dated September 14, 2011 and
Prospectus dated August 30, 2011
Registration Statement No. 333-175397

PSEG Power LLC

$250,000,000 2.75% Senior Notes due 2016

September 14, 2011

Issuer:	PSEG Power LLC
Ratings*:	Baa1 / BBB / BBB+ (Moody’s / S&P / Fitch)
Security Type:	Senior Unsecured Fixed Rate Notes
Principal Amount:	$250,000,000
Trade Date:	September 14, 2011
Settlement Date:	September 19, 2011 (T+3 days)
Maturity Date:	September 15, 2016
Coupon:	2.75% per annum
Interest Payment Dates:	The 15th of each March and September, beginning March 15, 2012
Redemption Provisions:	At any time, at a price equal to the sum of (i) 100% of the principal amount of the 2016 Senior Notes being redeemed, (ii) a make whole premium determined at a discount rate equal to the Treasury Rate plus 30 basis points (0.30%) and (iii) unpaid interest accrued to the redemption date.
Benchmark Treasury:	1.000% due August 31, 2016
Benchmark Treasury Yield:	0.905%
Re-offer Spread to Benchmark:	190 basis points
Re-offer Yield:	2.805%
Price to Public:	99.746% of Principal Amount
Proceeds to Issuer Before Expenses:	$247,865,000
Concurrent Debt Offering:	We are also offering $250,000,000 4.15% Senior Notes due 2021
CUSIP:	69362BAX0
Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC
Co-Managers:	Deutsche Bank Securities Inc. Mizuho Securities USA Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.